

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2012

<u>Via E-mail</u>
David E. Ullman
Executive Vice President, Chief Financial Officer
Jos. A. Bank Clothiers, Inc.
500 Hanover Pike
Hampstead, MD 21074

      Re: Jos. A. Bank Clothiers, Inc.
              Form 10-K for Fiscal Year Ended January 29, 2011
              Filed March 30, 2011
              File No. 000-23874

Dear Mr. Ullman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ James Lopez (for)

                        John Reynolds
                        Assistant Director

cc (via email): Charles D. Frazer
                Senior Vice President, General Counsel